UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










                        BLOCK LISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Old Broad Street

London

EC2N 1HP

(020 7588 6057)


Name of company:   SPIRENT PLC

Name of scheme:    CAW AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:  From: 01 JULY 2002             To: 31 DECEMBER 2002

Number and class of share(s)           0 ORDINARY SHARES OF 3 1/3p EACH
(amount of Stock/debt
security) not issued under scheme
at end of the last period:

Number of shares issued/allotted       23,744 ORDINARY SHARES
under scheme during
period:

Balance under scheme not yet           1,391,650 ORDINARY SHARES
issued/allotted at end of
period:

Number and class of share(s)           1,300,000 ORDINARY SHARES OF 3 1/3p EACH
(amount of stock/debt                  DATED 15 AUGUST 2002
securities) originally listed and
the date of admission:                 115,394 ORDINARY SHARES OF 3 1/3P EACH
                                       DATED 28 AUGUST 2002






Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                                      939,438,028


Contact for queries:                      Address:     Spirent plc

Name: Michael Anscombe                                 Spirent House

Telephone: 01293 767676                                Crawley Business Quarter

                                                       Fleming Way

                                                       Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                        BLOCK LISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Old Broad Street

London

EC2N 1HP

(020 7588 6057)

      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000


Name of company:     SPIRENT PLC

Name of scheme:      SPIRENT EXECUTIVE SHARE OPTION SCHEME

Period of return:    From: 01 JULY 2002             To: 31 DECEMBER 2002

Number and class of share(s)          1,587,494 ORDINARY SHARES OF 3 1/3p EACH
(amount of Stock/debt
security) not issued under scheme
at end of the last period:

Number of shares issued/allotted      0 ORDINARY SHARES
under scheme during
period:

Balance under scheme not yet          1,587,494 ORDINARY SHARES
issued/allotted at end of
period:

Number and class of share(s)          3,000,000 ORDINARY SHARES OF 3 1/3p
(amount of stock/debt                 EACH DATED 29/09/2000
securities) originally listed
and the date of admission:


Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                                      939,438,028


Contact for queries:                       Address:    Spirent plc

Name: Michael Anscombe                                 Spirent House

Telephone: 01293 767676                                Crawley Business Quarter

                                                       Fleming Way

                                                       Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:




                        BLOCK LISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Old Broad Street

London

EC2N 1HP

(020 7588 6057)




Name of company:    SPIRENT PLC

Name of scheme:     U.S. EMPLOYEE STOCK PURCHASE PLAN

Period of return:   From: 01 JULY 2002            To: 31 DECEMBER 2002

Number and class of share(s)           994,000 ORDINARY SHARES OF 3 1/3p EACH
(amount of Stock/debt security)
not issued under scheme at end
of the last period:

Number of shares issued/allotted       33,322 ORDINARY SHARES
under scheme during period:

Balance under scheme not yet           7,960,678 ORDINARY SHARES
issued/allotted at end of
period

Number and class of share(s)           435,000 ORDINARY SHARES OF 3 1/3P EACH
(amount of stock/debt                  ADMITTED 5 JUNE 2001
securities) originally listed
and the date of admission:             3,500,000 ORDINARY SHARES OF 3 1/3p EACH
                                       ADMITTED 1 NOVEMBER 2001

                                       7,000,000 ORDINARY SHARES OF 3 1/3P EACH
                                       ADMITTED 18 NOVEMBER 2002



Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                                      939,438,028


Contact for queries:                         Address:   Spirent plc

Name: Michael Anscombe                                  Spirent House

Telephone: 01293 767676                                 Crawley Business Quarter

                                                        RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                        BLOCK LISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Old Broad Street

London

EC2N 1HP

(020 7588 6057)




Name of company:    SPIRENT PLC

Name of scheme:     GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN

Period of return:   From: 01 JULY 2002             To: 31 DECEMBER 2002

Number and class of share(s)           0 ORDINARY SHARES OF 3 1/3p EACH
(amount of Stock/debt security)
not issued under scheme at end
of the last period:

Number of shares issued/allotted       0 ORDINARY SHARES
under scheme during period:

Balance under scheme not yet           1,000,000 ORDINARY SHARES
issued/allotted at end of
period

Number and class of share(s)           1,000,000 ORDINARY SHARES OF 3 1/3p EACH
(amount of stock/debt                  DATED 18 NOVEMBER 2002
securities) originally listed
and the date of admission:


Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                                      939,438,028


Contact for queries:                        Address:   Spirent plc

Name: Michael Anscombe                                 Spirent House

Telephone: 01293 767676                                Crawley Business Quarter

                                                       RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                        BLOCK LISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Old Broad Street

London

EC2N 1HP

(020 7588 6057)


      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000



Name of company:    SPIRENT PLC

Name of scheme:     NETCOM AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:   From: 01 JULY 2002              To: 31 DECEMBER 2002

Number and class of share(s)          1,593,040 ORDINARY SHARES OF 3 1/3p EACH
(amount of Stock/debt
security) not issued under scheme
at end of the last period:

Number of shares issued/allotted      1,390,271 ORDINARY SHARES
under scheme during
period:

Balance under scheme not yet          6,925,458 ORDINARY SHARES
issued/allotted at end of
period:

Number and class of share(s)          3,291,399 ORDINARY SHARES OF 3 1/3p EACH
(amount of stock/debt                 DATED 03/09/1999
securities) originally listed
and the date of admission:            1,739,130 ORDINARY SHARES OF 3 1/3p EACH
                                      DATED 8 JULY 2002

                                      6,722,689 ORDINARY SHARES OF 3 1/3P EACH
                                      DATED 8 OCTOBER 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                                      939,438,028


Contact for queries:                     Address:  Spirent plc

Name: Michael Anscombe                             Spirent House

Telephone: 01293 767676                            Crawley Business Quarter

                                                   Fleming Way Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                        BLOCK LISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Old Broad Street

London

EC2N 1HP

(020 7588 6057)




Name of company:      SPIRENT PLC

Name of scheme:       ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:     From: 01 JULY 2002               To: 31 DECEMBER 2002

Number and class of share(s)           2,750,976 ORDINARY SHARES OF 3 1/3p EACH
(amount of Stock/debt
security) not issued under scheme
at end of the last period:

Number of shares issued/allotted       59,980 ORDINARY SHARES
under scheme during
period:

Balance under scheme not yet           2,690,996 ORDINARY SHARES
issued/allotted at end of
period:

Number and class of share(s)           3,895,474 ORDINARY SHARES OF 3 1/3p EACH
(amount of stock/debt                  DATED 14 NOVEMBER 2000
securities) originally listed
and the date of admission:



Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                                      939,438,028


Contact for queries:                       Address:   Spirent plc

Name: Michael Anscombe                                Spirent House

Telephone: 01293 767676                               Crawley Business Quarter

                                                      Fleming Way

                                                      Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___January 6, 2003____               By   ____/s/ Luke Thomas____

                                                    (Signature)*